JUAN PABLO GUZMAN



LinkedIn Profile: linkedin.com/in/juanpguzman

SKILL SUMMARY

Dynamic and mission-driven business leader with over a decade of hands-on experience across all functional areas of a high-growth consumer goods company. Proven success in executive leadership, sales strategy, capital raising, supply chain optimization, brand development, and organizational design. Skilled at building high-performing teams, stewarding company culture, and aligning business operations with long-term vision and impact. Experienced in working across international teams and markets, with bilingual fluency in Spanish and English. Technically proficient in QuickBooks, Excel, Word, PowerPoint, Mac OS, and Google Workspace.

EXPERIENCE

- Artisan Tropic, LLC — CEO
  Charlotte, NC / Remote
  June 2022 – Present

Oversee company vision, growth strategy, and organizational leadership for a rapidly scaling, better-for-you snack brand. Lead fundraising efforts, team building, and cross-functional initiatives while driving profitability and operational excellence. Responsible for P&L, investor relations, brand positioning, and market expansion.

- Artisan Tropic, LLC — Sales & Operations
  Charlotte, NC
  January 2015 – May 2022

Managed key retail accounts and broker relationships. Oversaw order processing, invoicing, and customer service. Played a pivotal role in the company's early growth, contributing across departments including operations, logistics, and brand development.

- Rikkos Inc. — Accounting & Administration
  Charlotte, NC
  August 2006 – January 2015

Handled invoicing, expense reports, delivery logistics, and administrative operations for a regional food distributor.

- Professional Soccer Player
  2010 – 2021

Played in various professional leagues while managing part-time business responsibilities. Developed discipline, teamwork, and time management skills.

EDUCATION

reNourish Studio
May 2022 – April 2024

Fellowship program focused on reimagining the food system through regenerative agriculture, food justice, and systems change.

Liberty University — B.S. in Business Marketing
Minor in Accounting • 2009

Charlotte Latin School — Cum Laude Graduate
2006

VOLUNTEER ACTIVITIES

Urban Eagles — Charlotte, NC
2010 – 2014

Mentored at-risk youth through sports-based ministry, focused on leadership development and community engagement.

LANGUAGES & SOFTWARE

Bilingual: Spanish and English (fluent in reading, writing, and speaking)
Tools: QuickBooks, Excel, Word, PowerPoint, Google Workspace, Mac OS